UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director Declaration dated August 19, 2022

99.1

19 August 2022

Director Declaration - Change in External Directorships

In accordance with Listing Rule 9.6.14R, Haleon plc announces that John Young has joined the Board of Directors of Arvinas, Inc. with effect from 18 August 2022.

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: August 19, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary